UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-43346

SL Science Holding Limited

(Translation of registrant’s name into English)

11th Floor,

No. 479 Chongyang Road,

Nangang District, Taipei, Taiwan R.O.C. 115010

+886-2-26516826

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒   Form 20-F       ☐ Form 40-F

EXPLANATORY NOTE

SL Science Holding Limited (the “Company”) is furnishing this Form 6-K to provide the Unaudited Interim Consolidated Financial Statements of the Company for the Six Months Ended June 30, 2026 and 2025 (the “Unaudited Financials”), which are furnished as Exhibit 99.1 hereto, and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations, which are furnished as Exhibit 99.2 hereto.

On October 26, 2026, the Company issued a press release announcing the Unaudited Financials. A copy of the press release is furnished as Exhibit 99.3 hereto.

This Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (Registration No. 333-299394), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Financial Statements for the Six Months Ended June 30, 2026 and 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SL Science Holding Limited

Date: October 26, 2026	By:	/s/ William Wang
	Name:	William Wang
	Title:	Chief Executive Officer